Direct Dial: (972) 628-3653	E-mail: jmcphaul@munckwilson.com

August 26, 2014

VIA FEDERAL EXPRESS

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F. Street Northeast
Washington, D.C.  20549

Re:	Bonamour, Inc.
Form 10-K
Filed March 31, 2014
File No. 0-53186

Dear Mr. O’Brien:

This law firm has been retained to represent Bonamour, Inc. (the “Company”) and respond on behalf of the Company to your letter addressed to Nathan Halsey, President, Chief Executive Officer and Secretary of the Company, dated July 30, 2014 (the “Letter”). Set forth below are the responses of the Company to each of the comments contained in the Letter.  For ease of reference, each comment in your Letter has been repeated below and numbered, and the responses set forth below each comment.

Form 10-K for the year ended December 31, 2013

Business, page 2

1.
In the first paragraph of page 3 you state that you “have been developing [the] Bonamour-branded skincare products” and that BAI has the exclusive right to sell Bonamour-branded products throughout Asia. However, you also disclose that your current Rejuvenating Trio of products was developed by BAI and that the “intellectual property rights in the ingredients, materials, technology and processes used to manufacture [y]our products are generally owned or controlled by [y]our suppliers.” Given the inconsistencies in your disclosures, it is unclear what rights, if any, you have with respect to the products described in your disclosure or whether you have any actual operations at this time. Since BAI is developing the products, as well as marketing and selling them, please explain to us what services you provided to your sole customer and controlling shareholder, for which BAI paid you the sales deposit discussed in Note 4 to the financial statements (page F-9). We may have additional comments following the review of your response.

Mr. Terence O’Brien
Securities and Exchange Commission
August 26, 2014

Response: Notwithstanding the fact that the initial Rejuvenating Trio of products was initially developed by Bon Amour International, LLC (“BAI”) and Cosmetic Laboratories, the Company assumed all responsibility for further development, manufacture and packaging of Bonamour-branded products subsequent to the execution of the Assignment of Trademark Rights from BAI to the Company on March 20, 2012. All product development, packaging and manufacturing is arranged by and under the direction of the Company and Cosmetic Laboratories, an unaffiliated entity located in Irving, Texas. As such, the Company believes its disclosures regarding the Company’s operations are accurate.

2.
You indicate on the cover page of the Form 10-K that you are not a shell company. However, given the nominal size of your assets which are comprised mostly of cash and the fact that you appear to have nominal operations (as indicated in the comment above), you may be a shell company as such term is defined in Exchange Act Rule 12b-2. Please provide us with your analysis as to why you do not fit within the definition of a shell company, or otherwise amend the Form 10-K to reflect your shell company status.

Response: The Company believed at the time of the filing of the Form 10-K that its operations were more than “nominal” in light of the revenues generated from the development and sale of its Bonamour-branded products which totaled $202,765 in 2013.

Overview of Business, page 2

3.
In the last paragraph of your disclosure you state that you do not currently have a corporate website. However, we were able to locate http://bonamour.com/, which lists under the “Skincare Products” tab the same products listed under the “Beauty Products” section of the annual report. In addition, we note that the website identifies Eric Tippetts, Jeff Jacobson, and Desmond Choong as members of the management “Team” and as the original members of the “Bonamour Fortune Club.” Please explain to us the discrepancies between your disclosures and this website. In this regard, we also note your page 7 disclosure stating that you have no employees.

Response: Please be advised that the website located at http://bonamour.com/ is owned, operated and maintained by BAI, not the Company. The “Team” described on the website is affiliated with BAI, not the Company. The Company does not currently maintain a corporate website. As such, the Company believes there are no discrepancies between the disclosures in the Form 10-K and the website.

Mr. Terence O’Brien
Securities and Exchange Commission
August 26, 2014

Product Research, Design and Development, page 5

4.
Please disclose the product formulator as well as indicate the number of product manufacturers you engage for the manufacturing of your products. To the extent you rely on a certain manufacturer, please disclose the name of the manufacturer in the filing. Please ensure that when you address this comment, you also take into consideration disclosure in the third paragraph stating that your current products “were developed by BAI” which suggests that BAI handles the arrangements for the manufacturing of the products.

Response: As noted above, Bonamour-branded products are developed, manufactured and packaged under the direction of the Company through Cosmetic Laboratories, an unaffiliated entity located in Irving, Texas. The Form 10-K contains disclosure of the Company’s arrangement with and names Cosmetic Laboratories as the sole supplier of development, manufacturing and packaging services.

Sourcing, Manufacturing and Quality Assurance, page 5

5.
Please disclose what type of “arrangements” you have made with Cosmetic Laboratories and whether you have entered into a written agreement regarding the services you expect Cosmetic Laboratories to render. Also, please indicate the timeframe when Cosmetic Laboratories will start producing and packaging the Bonamour-branded products.

Response: The Company places purchase orders with Cosmetic Laboratories for the manufacture of product meeting its specifications on an as-needed basis. No written agreements are generated with respect to such orders other than invoices for the manufactured product.  Cosmetic Laboratories began manufacturing product for the Company in 2011 and has been the sole supplier of such services to the Company as noted in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 12

6.
We note your disclosure on page 4 that the 2011 order from BAI represents the only order for products since the Bonamour Acquisition and that this order was fulfilled in 2012. However, your disclosure on page 12 indicates that in 2013 you received $202,765 in revenue from sales to BAI. Please revise your disclosure to explain the inconsistencies.

Mr. Terence O’Brien
Securities and Exchange Commission
August 26, 2014

Response: Please be advised that the 2011 order from BAI was treated as a pre-payment for products to be delivered by the Company. Nevertheless, as disclosed in the description of significant accounting policies, the revenue from the delivery of product is recognized when 1) persuasive evidence of a sales arrangement exists, 2) the selling price is fixed or determinable, 3) delivery of the product or service occurs, and 4) collection is probable. Delivery of a portion of the product under the 2011 order from BAI did not occur until 2013, so the Company was unable to make such determination with respect to certain revenue generated under the BAI order until 2013.  As such, the Company believes the disclosure to be accurate.

Compliance with Section 16(a) of the Exchange Act, page 16

7.
We note disclosure at the end of the last paragraph that you have requested Bon Amour International, LLC to file one or more late Form 4’s. Since the company and Bon Amour International, LLC are both controlled by Mr. Halsey, the company should be aware of all stock transfers made by the LLC and control the timing of when Form 4s are filed. Please advise as to the intended meaning of your disclosure, or otherwise, disclose why the Form 4s were not filed timely and when they are expected to be filed.

Response: BAI has advised the Company that it is in the process of preparing and filing the delinquent Form 4s and expects to complete such filings by September 5, 2014.

Report of Independent Registered Public Accounting Firm, page F-1

8.
Since we note that 100% of your sales are to an entity owned by Mr. Halsey, who also owns the Company, it appears that the audit report should include a related party emphasis of matter paragraph as described in AICPA AU-C Section 706.A2. Please revise or advise.

Response: Please be advised that management discussed this matter with the Company’s auditors.  In light of the fact that the related party transactions were sufficiently disclosed in the footnotes to the financial statements included in the Form 10-K, our auditors decided that an emphasis-of-matter paragraph was not fundamental to the users’ understanding of the financial statements. As a result, an emphasis-of-matter paragraph was not included in their audit report.

Financial Statements

9.
Since we note Mr. Halsey apparently owns and controls both the Registrant and your sole customer (BAI), it appears that your sales transactions are essentially intercompany transfers of assets and that there does not appear to be an objective basis to recognize gains on these transactions. In this regard it appears that Mr. Halsey is essentially selling products to himself and that the purchase price recognized as revenue may not be appropriate. It appears that these transactions should be recognized at carry-over basis instead of as gain-generating transactions. Refer to ASC 805-50-30-5 and AICPA AU-C Section 550.A3. Please revise or advise.

Mr. Terence O’Brien
Securities and Exchange Commission
August 26, 2014

Response: Please be advised that management discussed this matter with the Company’s auditors.  Although BAI is commonly controlled, the Company believes its pricing to BAI was determined using pricing that produced a wholesale gross profit for the Company approximately equivalent to that for similar products sold in the industry.  The Company purchased all supplies and ingredients for the products sold to BAI from unrelated vendors.  The Company’s sales prices to BAI were based on and similar to wholesale prices within the industry for similar products to allow BAI to achieve a gross profit on its retail sales of these products in its marketplace.  As such, the Company believes the presentation set forth in its financial statements filed with the Form 10-K to be appropriate.

Exhibits

10. Please file the license agreement with BAI discussed on page 4 of the Form 10-K as an exhibit to the annual report.

Response: Please be advised that the Company’s license agreement with BAI was filed as Exhibit 10.3 to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2011 filed on April 12, 2012.

Correspondence from the Company confirming the acknowledgments requested in your Letter is enclosed.

The Company believes the above responses address all of the Staff’s comments and respectfully suggests that no amendment to the Form 10-K is necessary in light thereof.  If you have any questions or further comments regarding the Company’s responses to your comments, please contact the undersigned at (972) 628-3653.

Sincerely, /s/ Jeffrey M. Mcphaul Jeffrey M. McPhaul

Enclosure

cc:          Mr. Nathan Halsey

BONAMOUR, INC.
2301 Cedar Springs, Suite 450
Dallas, Texas 75201
August 26, 2014

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Bonamour, Inc.
Form 10-K
Filed March 31, 2014
File No. 0-53186

Dear Mr. O’Brien:

The undersigned is in receipt of your July 30, 2014 comment letter regarding Bonamour, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013 (the “Filing”).  In connection with the responses to same, provided by outside counsel to the Company concurrently with this letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BONAMOUR, INC.

By:	/s/ Nathan Halsey
Nathan Halsey
President, Chief Executive Officer and Secretary

cc:           Jeffrey M. McPhaul